[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 10, 2013

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 28, 2012

File No. 333-183254

Dear Mr. Riedler:

On behalf of Zoetis Inc. (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on December 28, 2012.

The changes reflected in the Amendment include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 7, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the Staff’s comment. The headings and paragraph numbers of this letter correspond to the headings and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment below. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler

Securities and Exchange Commission

January 10, 2013

Management, page 122

2012 summary compensation table, page 137

1.	Please expand your summary compensation table to provide executive compensation information for the 2011 fiscal year for the individuals who were also named executive officers in 2011. Since you have provided the requested information in previous amendments, 2011 executive compensation information must be included in the latest amendment in addition to 2012 executive compensation information. For guidance, please refer to Instruction 1 to Item 402(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 138.

* * * * *

Jeffrey P. Riedler

Securities and Exchange Commission

January 10, 2013

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Rose Zukin, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Juan Ramón Alaix, Chief Executive Officer Zoetis Inc.

Heidi Chen, Executive Vice President, General Counsel and Corporate Secretary, Zoetis Inc.

Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.

Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Larry Bradley, KPMG LLP